Exhibit 99.1

NEWS RELEASE

OSISKO DEVELOPMENT ANNOUNCES US$195 MILLION FINANCING

Montreal, Québec, July 31, 2025 – Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces today that it has entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to buy, on a "bought deal" private placement basis, 58,560,000 units of the Company (the "Units"), at a price of US$2.05 per Unit (the “Issue Price”) for aggregate gross proceeds of US$120,048,000 (the "Offering").

Each Unit consists of one common share of the Company (“Common Share") and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant a “Warrant”). Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at an exercise price of US$2.56 for a period of 24 months following the closing date. At any time following the 15-month anniversary of the closing date, if the closing price of the Common Shares on either Exchanges exceeds the exercise price for 20 or more consecutive trading days, the Company may, within 10 days following such occurrence, deliver a notice to the holders thereof accelerating the expiry date of the warrants to a date that is 30 days after the date of such notice.

The Company has granted the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the Offering, to purchase up to additional 2,440,000 Units pursuant to the Offering. The total size of the Offering, inclusive of the Underwriter’s Option, will not exceed US$125 million.

Concurrent with the brokered Offering, the Company intends to complete a non-brokered private placement of 36,600,000 Units to a strategic investor at the Issue Price for aggregate gross proceeds of US$75,030,000. It is expected that the Company and the strategic investor will enter into an investor rights and voting support agreement, which will include, among other customary terms, a right to identify a director for the Company Board.

The Company intends to use the net proceeds of the Offering and the non-brokered private placement to fund the broadly distributed equity portion of the capital required to construct the Cariboo Gold Project and for general corporate purposes. The Company believes that the net proceeds of the Offering and the non-brokered private placement, together with the net proceeds of the US$450 million project loan credit facility with Appian Capital Advisory Limited announced on July 21, 2025, indications of interest from commodity traders seeking high-quality concentrate off-take, and other potential financing arrangements that the Company is actively negotiating, will provide sufficient funding to construct the Cariboo Gold Project.

The Offering is expected to close on or about August 15, 2025 and is subject to the receipt of all necessary regulatory approvals, including the conditional approval of the TSX Venture Exchange and the New York Stock Exchange (together, the “Exchanges”). Closing of the Offering and the non-brokered private placement are intended to occur on the same date, however there is no cross-conditionality between the closing of the non-brokered private placement and the closing of the Offering.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act), and may not be offered or sold in the United States or to "U.S. Persons" (as such terms are defined in Regulation S under S under the U.S. Securities Act) absent registration under the U.S. Securities Act and all applicable U.S. state securities laws or in compliance with applicable exemptions therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen

Chairman and CEO

Email: sroosen@osiskodev.com

Tel: +1 (514) 940-0685

Philip Rabenok

Vice President, Investor Relations

Email: prabenok@osiskodev.com

Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward- looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements in this news release may include, without limitation, statements pertaining to the closing of the Offering and the non-brokered private placement (including the expected timing relating same), the size of the Offering and non-brokered private placement, the use of the net proceeds from the Offering and the non-brokered private placement, the availability and use of proceeds of the credit facility (including the ability and timing to satisfy conditions precedents to subsequent draws under the credit facility (if at all)), the other financing arrangements that the Company is negotiating (including, the indications of interest, the type of financing arrangements, the size and quantum of such financing arrangements and the ability and timing to reach a definitive agreement in respect these indications of interests (if at all)), the expectations regarding the Company's capital requirements to advance the Cariboo Gold Project to production, the ability of the Company to raise or arrangement for the remaining funding required to complete the construction of the Cariboo Project, the timing and ability of the Company to make a final investment decision in respect of the Cariboo Project, the ability to obtain the conditional and final acceptance of the TSX Venture Exchange and/or the New York Stock Exchange, the Company's strategy and objectives relating to the Cariboo Gold Project as well as its other projects. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, satisfying the requirements of the TSX Venture Exchange and the New York Stock Exchange (if at all), the availability of the credit facility (including compliance with covenants under the credit facility or satisfaction of conditions to any subsequent draws or advances under the credit facility), the accuracy of estimated costs and risks of cost overruns and additional capital requirements in connection with advancing the Cariboo Gold Project to production, risks related to exploration, development and operation of the Cariboo Project, the ability of the Company to reach a definitive agreement or obtain any funding from other financing arrangements or arising out of any indications of interests (including, the terms and structure and timing thereof (if at all)), general economic and market conditions and business conditions in the mining industry, fluctuations in commodity and currency exchange rates, changes in regulatory framework and applicable laws, as well as those risks and factors as disclosed in the Company's most recent annual information form, financial statement and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca). Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable based on the information available as of the date hereof, the Company can provide no assurances as to future results, levels of activity or achievement or that such expectations will prove to be correct. Forward-looking statements are not guarantees of performance and actual results and future events could differ materially from those anticipated in such statements. As such, readers should not place undue reliance on forward-looking statements. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company disclaims any obligation to update or revise this forward-looking information and statements, whether as a result of new information, future events or results or otherwise, except as required by law

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.